SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



                  The Hub Power Company, Ltd.
               __________________________________
               (Name of foreign utility company)



                   Entergy Enterprises, Inc.
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Enterprises, Inc., a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that The Hub Power Company, Ltd. ("Hub Power") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

               The Hub Power Company, Ltd.
               Islamic Chamber Building
               Block-9, Clifton
               P.O. Box 13841
               Karachi, Pakistan 75600

     Hub Power owns and operates a 1,292 megawatt oil-fired steam electric generating facility (the "Facility") located in the Pakistan province of Balochistan, and interconnection components that are necessary to interconnect the Facility with the utility grid. Entergy, indirectly through its subsidiaries, currently owns approximately a 5% interest in Hub Power.

     To Entergy's knowledge, the following persons (other than Entergy) currently own a 5% or more voting interest in Hub Power:
National Power International Holding Ltd., Xenel Industries Ltd., and Brian Chang.

Item 2.   Domestic Associate Public-Utility Companies of Hub
     Power and their Relationship to Hub Power.

     Not applicable.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY ENTERPRISES, INC.




                                   By:  /s/Frederick F. Nugent
                                        Frederick F. Nugent
                                        Assistant Secretary


Dated:    June 24, 1997